Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Public Storage (PSA)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Public Storage (PSA)
Vote Yes: Item #5 – Shareholder Proposal Regarding Greenhouse Gas Reduction Targets

Annual Meeting: May 2, 2023

CONTACT: Daniel Stewart | dstewart@asyousow.org

THE RESOLUTION

Shareholders request the Board issue short and long-term Scope 1-3 greenhouse gas reduction targets aligned with the Paris Agreement’s 1.5°C goal requiring Net zero emissions by 2050.

SUPPORTING STATEMENT: Proponents suggest, at management’s discretion, that the targets:

•	Take into consideration approaches used by advisory groups such as the Science Based Targets initiative;
•	A timeline for setting a net zero by 2050 GHG reduction target, and 1.5°C aligned interim targets;
•	An enterprise-wide climate transition plan to achieve 1.5°C aligned emissions; and
•	Annual progress towards meeting its emissions reduction goals.

SUMMARY

The window for limiting global warming to 1.5°C is quickly narrowing,1 requiring immediate, sharp emissions reduction from all market sectors.2 Failure to reach Net Zero emissions by 2050 is projected to have disastrous economic consequences,3 impacting companies and investor portfolios. In response to this growing material risk, shareholders seek clear, consistent disclosures and science aligned greenhouse gas reduction targets from the companies in which they invest.

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1 https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

2 https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf

3 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

2023 Proxy Memo Public Storage | Set Net Zero Targets

The real estate industry will play a critical role in global decarbonization efforts due to its significant value chain emissions – from use of power and natural gas in buildings, to embodied emissions in construction materials and transportation – all significant sources of global emissions.

Public Storage is a global leader in self-storage facilities with thousands of locations and over 170 million net rentable square feet of real estate.4 In its 2021 Annual Report, Public Storage states that climate change poses both physical risk to its facilities and transition risk as society decarbonizes.5

Public Storage, however, has not set science-aligned greenhouse gas reduction targets. It has set an emission reduction target of only 5% for its Scope 1 and 2 emissions by 20226 and has not set targets for its value chain emissions. Without science-aligned emissions reduction targets, Public Storage lacks the foundation to ensure that it is reducing its climate-related risk and it remains out of alignment with baseline investor expectations on climate risk management. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Public Storage is exposed to disruptive risks associated with climate change.

2.	Public Storage has provided insufficient emissions reduction targets to manage its climate risks.

3.	Public Storage is failing to meet investor expectations and falling behind peers in setting net zero-aligned targets for Scope 1-3 emissions.

DISCUSSION

1.	Public Storage is exposed to disruptive risks associated with climate change.

The global Paris goal of achieving a net zero economy by 2050 will require mass decarbonization of the building sector, which is responsible for 30% of global final energy consumption.7

With 170 million net square feet of rentable storage space operating under the Public Storage name, our Company is contributing to global climate risk. It also faces substantial risks from a warming climate. According to its 2021 Annual Report, as global temperatures increase, Public Storage properties may face increased destructive weather events such as floods, fires, and drought that could cause damage to facilities and reduce demand for use of them.8

Beyond these physical risks, Public Storage details how it faces growing governmental, political, and social pressure to address its climate impacts and reduce its emissions. In the U.S., governments are developing greener building standards. For example, 100 cities in 11 states have developed policies that require or encourage the switch to electric cooling and heating.9 As state and federal policymakers continue to focus on climate legislation, Public Storage, with properties in 40 states, is likely to incur significant costs or other adverse impacts on its business operations were it, or other entities in its value chain, required to install additional equipment, alter operations to incorporate new technologies or processes, or reduce emissions to specific levels.

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4 https://www.publicstorage.com/our-story

5 https://s1.q4cdn.com/588671402/files/doc_financials/2021/ar/Public-Storage-Annual-Report-2021-vF.pdf, p.11

6 https://s1.q4cdn.com/588671402/files/doc_downloads/Sustainable-Moving-Supplies/07/Public-Storage-Sustainability-Report-2022-vF.pdf, p.10

7 https://www.iea.org/reports/buildings.

8 https://s1.q4cdn.com/588671402/files/doc_financials/2021/ar/Public-Storage-Annual-Report-2021-vF.pdf, p.11

9 https://buildingdecarb.org/zeb-ordinances.

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2023 Proxy Memo Public Storage | Set Net Zero Targets

It is in Public Storage’s best interest to proactively comply with global climate policy momentum and align internal processes, as well as its capital allocation decisions, to a business model that will succeed in a net zero economy. Committing to targets and working on a transition plan aligned with the Paris Agreement now will reduce the risk of hasty, ineffective, and costly decarbonization compliance in the future.

2.	Public Storage has provided insufficient emissions reduction targets to manage its climate risks.

Proponent has been engaging with Public Storage on climate for over two years. Proponent recognizes and supports Public Storage’s improving climate related actions, such as its short-term goals to reduce energy consumption and operational carbon emissions, and its decision to measure and disclose its Scope 3 emissions. However, Public Storage fails in setting net zero-aligned short- and long-term targets that cover its full range of Scope 1, 2, and 3 emissions. Setting Paris-aligned 1.5°C goals ensures investors that Public Storage’s actions are aligned with the rate and pace of global decarbonization. Setting net zero goals ensures that its progress is planned across time, that 1.5°C related investments and actions are being made timely and across all material value chain emissions sources, and ensures that its value chain partners are similarly proactively addressing climate risk and setting 1.5°C aligned targets. Additionally, by setting net zero goals, Public Storage can plan for adequate progress against peers and send a strong signal to investors that Public Storage is positioning itself for success in a transitioning economy.

3.	Public Storage is failing to meet investor expectations and falling behind peers in setting net zero-aligned targets for Scope 1-3 emissions.

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures and robust science-aligned target setting from their issuers. Currently, more than $130 trillion of assets under management is committed to achieve 1.5°C.10 The Climate Action 100+ initiative, a coalition of 700 investors with over $68 trillion in assets, outlines metrics of climate accountability in its Net Zero Company Benchmark, including: 1) a net zero goal; 2) short, medium, and long term GHG reduction targets aligned with the Paris Agreement; and 3) a transition action plan, among other measures. The CA100+ supports reducing company emissions at the rate necessary to achieve Paris goals and avoiding risks associated with the transition to net zero.11
The Science Based Targets initiative (SBTi) is widely considered the global gold standard of science-aligned target setting. Across the market, over 1,463 companies have joined the Science-Based Targets initiative’s Business Ambition for 1.5°C campaign, committing to set net zero emission reduction targets in line with a 1.5°C future. As Paris-aligned goals and transition plans become the norm, Public Storage risks becoming a laggard if it does not set 1.5oC aligned goals across its full range of operational and value chain emissions. In contrast to Public Storage, 51 North American companies in the real estate sector have committed to establish valid GHG targets through the Science Based Targets initiative.12

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10 https://www.gfanzero.com/press/amount-of-finance-committed-to-achieving-1-5c-now-at-scale-needed-to-deliver-the-transition/

11 https://www.climateaction100.org/progress/net-zero-company-benchmark/

12 https://sciencebasedtargets.org/companies-taking-action

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2023 Proxy Memo Public Storage | Set Net Zero Targets

Currently, Public Storage’s lack of short- and long-term net zero targets do not align with the expectations of the CA100+ Benchmark or SBTi’s Net Zero Standard. Investors are concerned that Public Storage’s inability to meet the standards of these science-aligned organizations will put the Company at risk in an industry that is being redefined by climate change. By calculating its full value chain emissions and setting 1.5°C aligned emission reduction targets, Public Storage can provide investors with assurance that management is adequately addressing concerns about growing climate risks.

RESPONSE TO PUBLIC STORAGE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Public Storage touts its efforts to reduce its Scope 1 and 2 emissions such as committing to installing solar at over 1,000 properties by 2025, doubling the number of Green Building certified facilities to approximately 140 by the end of 2024, and completing over 2,500 LED lighting conversions. While good first steps, Public Storage has thousands of facilities and no overarching GHG reduction goal beyond its current 2022 goal of 5% reduction in its Scope 1 and 2 GHG emissions. It does not appear Public Storage’s actions are sufficiently ambitious to reduce its full range of operational and value chain emissions in line with global net zero by 2050 goals.

Proponents have been in discussions with Public Storage for several years on the topic of taking responsibility for its full range of GHG emissions. By setting and working to achieve net zero goals, Public Storage can contribute to reducing its own, and its suppliers’ emissions, with the goal of avoiding the most catastrophic climate impacts. The Board claims that the Proposal includes a one-size-fits-all approach, but global GHG reduction goals can only be achieved by collective 1.5oC-aligned action across every industry sector. Such goals will drive down energy needs, which will allow energy companies to decarbonize, it will drive innovation, allowing low carbon technology to spread.

Thousands of other companies have made commitments to address their contribution to climate risk by aligning with net zero emissions and have begun to inform investors about their transition plans. While Public Storage pushes back on the requested timeline for setting net zero goals (12 months for Scopes 1-2 and 24 months for Scope 3), these timelines are typically sufficient to commit to science-aligned targets. For example, the Science Based Targets initiative affords 24 months to companies to develop targets after a commitment. To protect the global economy from the impacts of climate change and protect investor value, limiting global warming to 1.5oC requires every company, regardless of industry or emissions intensity, to set net zero targets.

Public Storage suggests that it should wait for the final SEC climate disclosure rule before it acts. Yet, shareholders continue to ask for full emission disclosure and for the setting of net zero targets to address climate-related risk regardless of the outcome of the proposed SEC rule. The SEC itself states that the rule is reflective of shareholder’s current need for disclosures related to climate action. Waiting for the Rule impedes investors from obtaining the information necessary to understand which companies are taking net zero aligned actions and which are falling behind the global energy transition. Delay also prevents investors from knowing which companies face a range of risks and lost opportunities and which companies are proactive and timely in addressing their value chain emissions. Investors are asking not for minimum regulatory compliance but best practice in science-aligned climate performance.

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2023 Proxy Memo Public Storage | Set Net Zero Targets

Thus, this shareholder request to set science-aligned targets is by no means unique, unnecessary, or prescriptive but rather, basic, and fundamental. Once set, management has the freedom and authority to decide when and by what means it will reach its 1.5°C targets, as long as they are science aligned. By delaying a decision to set targets, the Company is sacrificing the critical time it needs to complete foundational steps and orient towards a net zero future.

CONCLUSION

By failing to set net zero targets, Public Storage misaligns with benchmarks underpinned by climate science, lacks goalposts to develop a clear roadmap to reduce emissions across its full value chain, and cannot, therefore, be considered to be on track to meet net zero emissions. We urge a “Yes” vote on this resolution.

Vote “Yes” on this Shareholder Proposal 5

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For questions, please contact Daniel Stewart, As You Sow,

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